Supplement to Offer to Purchase for
                        Cash Limited Partnership Units of
                       Public Storage Partners II, Ltd. by
                    Public Storage, Inc. and B. Wayne Hughes

         The information contained in the Offer to Purchase dated August 30, 1995 is supplemented by the following:

         Public Storage, Inc. and B. Wayne Hughes' offer for limited partnership units in Public Storage Partners II, Ltd. has been extended to 5:00 p.m. New York City time on October 18, 1995. In the tender offer, approximately 2,497 units had been tendered as of September 26, 1995.

   Dated:  September 29, 1995